

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 4, 2009

William L. Sklar
President
Integrated Media Holdings, Inc.
12000 Westheimer , Ste. 340
Houston, TX 77077-6531

> **Re: Integrated Media Holdings, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **File No. 1-16381**

Dear Mr. Sklar:

We have reviewed your correspondence dated January 28, 2009 and January 30, 2009 and have the following comments comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please submit your correspondence dated January 28, 2009 and January 30, 2009 as correspondence on EDGAR.

Outstanding 8% Senior Secured Convertible Notes

2. We note the reference in the first paragraph of this section to "entities listed below." Please either delete this reference or revise your disclosure to include the list of entities referenced by this statement.

3. Please revise the eighth paragraph of this section to clarify whether the required 2005 calendar year revenues were achieved and disclose the current conversion price of these notes as a result of the 2005 revenues.

4. Please revise the ninth paragraph or add additional paragraphs to discuss the potential highly dilutive impact the conversion of the 8% senior secured convertible notes pose to shareholders. In this regard, please address the following:

   - The notes are convertible at a floating rate below the then-prevailing market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets. Furthermore, while there is a ceiling on the conversion price of $0.892, there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that the company may be obligated to issue.

   - To the extent the noteholders convert and then sell their common stock upon conversion of the notes, the common stock price may decrease due to the additional shares in the market. This could allow the noteholders to convert their convertible debentures into even greater amounts of common stock, the sales of which would further depress the stock price.

   - The conversion of the notes may result in substantial dilution to the interests of other holders of common stock, since the noteholders may ultimately convert and sell the full amount issuable on conversion. In this regard, disclose that, even though noteholders may not receive more than 4.999% or 9.9995% of the then-outstanding common stock, this restriction does not prevent the noteholders from selling some of its holdings and then receiving additional shares. In this way, the noteholders could sell more than these limits while never holding more than those limits.

   Provide similar disclosure regarding the unsecured convertible notes.

5. If true, please revise the second sentence of the eighth paragraph to clarify that the conversion price cannot be adjusted above the initial conversion price of $0.892.

6. In the eleventh paragraph, disclose why the registration statement can no longer be relied upon for resale of the shares acquired upon conversion of the notes.

7. We note the discussion in the tenth paragraph of this section of your ability to prepay the notes prior to maturity if certain conditions were met. We further note

that the notes have matured. Please remove this disclosure or update the disclosure accordingly.

Outstanding Unsecured Convertible Notes

8. Please explain your statement that the notes "are payable upon demand with an additional 1.5% for every 30 day period that the note has been outstanding." Does this mean that the notes have been accruing an additional 1.5% of principle for every 30 day period that the note has been outstanding? If so, please clarify and quantify how this provision has increased the amount of principle due on the notes.

Assignment of 8% Senior Secured Convertible Notes

9. Please disclose the basis for the unaffiliated purchasers' decision to enter into the conversion agreements and explain why such agreements are tied to the completion of the reverse stock split. See Items 12(a) and 12(c) of Schedule 14A.

10. Please explain your reference to "unaffiliated purchasers." Clarify whether this means that the purchasers are unaffiliated with the original purchasers, with the company, or both.

11. Please disclose whether the company would have the option to repay the secured and unsecured notes by issuing common stock if the reverse stock split does not occur prior to February 24, 2009. Please also clarify whether the company would have sufficient authorized common stock to repay the notes by issuing common stock if the reverse stock split does not occur prior to February 26, 2009.

Information Regarding Ownership of Convertible Debt

12. Please revise this table to disclose the date upon which the information included therein is calculated. Also explain what conversion price you have used to calculate the number of shares into which the notes are convertible in light of the fact that the notes, as well as the interest on the notes, are convertible based upon a floating rate tied to the then-prevailing market price of the company's common stock.

13. We note footnote (1) to the table which refers to the 4.999% ownership limitation. Please calculate the number of shares into which the principal, penalty fees and interest is convertible without regard to the ownership limitations. As noted above, these restrictions do not prevent the noteholders from ultimately converting the entire amount issuable upon conversion.

14. The header for the second column of this table indicates that the column contains the number of shares owed to the noteholders pursuant to the original conversion terms. We note the dollar signs included in the first row of this column, which indicate that the amounts disclosed in this column are dollars and not numbers of shares. Please correct this discrepancy.

15. We note that the third column of the table is intended to reflect the original conversion terms of the notes based on the number of shares issuable after the reverse stock split. We further note that pursuant to the reverse stock split, outstanding shares of your common stock will be reduced such that a stockholder will receive one new share of common stock for 30 shares of your outstanding common stock. The number of shares reflected in this column appears to indicate that after the reverse stock split the noteholders would be entitled to 30 additional new shares of common stock for each currently outstanding share of common stock owed to them. Please explain this discrepancy and if it is related to the anti-dilution provisions of the notes.

16. We note that the fourth column of this table appears to disclose the negotiated terms of the conversion for each such individual. If true, please revise the column heading to more clearly reflect the disclosure. Please consider a heading such as "Post-Split Number of Shares Granted Pursuant to Assignment of 8% Senior Secured Convertible Notes and Unsecured Convertible Notes." Please also include a footnote to this table indicating that the terms reflected in the fourth column are only applicable if the reverse stock split occurs prior to February 24, 2009.

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Sonfield & Sonfield
via facsimile: (713) 877-1547